787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 9, 2015

VIA FEDERAL EXPRESS AND EDGAR

Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity National Information Services, Inc. Registration Statement on Form S-1 Filed September 8, 2015 File No. 333-206832

Dear Ms. Ransom:

On behalf of Fidelity National Information Services, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 6, 2015, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Charlie Guidry.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

The Mergers

Questions and Answers, page 1

Q. What will happen to SunGard an SCCII as a result of the Mergers…?

1.	Here and elsewhere where you refer to the consideration certain shareholders will receive as a result of the Mergers, please refer readers to the more detailed information you provide on pages 77-78 regarding the exact amount of consideration each type of security holder will receive.

In response to the Staff’s comment, the Registration Statement has been revised on pages 2 and 10 to refer readers to the more detailed information provided on pages 78-81 regarding the exact amount of consideration each type of security holder will receive.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

October 9, 2015

Summary

Interests of Executive Officers and Directors of SunGard in the Mergers, page 14

2.	In the last paragraph of this section, please quantify the fee Goldman will receive for advising SunGard in connection with the Mergers.

In response to the Staff’s comment, the Registration Statement has been revised on pages 14 and 62 to quantify the fee Goldman will receive for advising SunGard in connection with the Mergers.

Recommendation of the SunGard Board of Directors and Its Reasons for the Mergers, page 52

3.	Please tell us whether SunGard’s board considered as a risk and/or potential negative factor concerning the Merger Agreement the fact that one of the board’s financial advisors, Goldman, is also one of SunGard’s significant stockholders. In this regard, we note that Goldman presented both the preliminary valuation analyses of SunGard and the value implied by the various offers to SunGard’s board. Disclose what consideration, if any, was given by SunGard’s board to Goldman’s shareholder interests at the time Goldman was retained as a financial advisor to this transaction.

FIS respectfully advises the Staff that it has been advised by SunGard that Mr. Sanjeev Mehra, a member of the SunGard board of directors (the “SunGard Board”) and a Managing Director of Goldman Sachs, recused himself from discussions by the SunGard Board of, and the decision of the SunGard Board regarding, the retention of all of SunGard’s financial advisors, including Goldman Sachs, in light of his affiliation with Goldman Sachs. The remaining members of the SunGard Board did not view the fact that Goldman Sachs is a stockholder of SunGard to be a risk or potential negative factor in its decision to retain Goldman Sachs as one of SunGard’s financial advisors. Rather, Goldman Sachs was retained because of their financial expertise and capabilities, their various prior representations of SunGard, including most recently their involvement in the contemplated initial public offering of SunGard, and their familiarity with SunGard which resulted therefrom.

Securities and Exchange Commission

October 9, 2015

4.	We note that neither party obtained a fairness opinion. Please tell us what consideration SunGard’s board gave to this decision when approving the Mergers. Please also tell us what consideration was given to including the board’s decision not to obtain a fairness opinion in the list of risks and potentially negative factors.

FIS respectfully advises the Staff that the SunGard Board consists of Mr. Fradin, SunGard’s President and Chief Executive Officer, and representatives of each of seven different private equity firms (collectively with their affiliates, the “Sponsors”), who currently beneficially own, in the aggregate, approximately 85% of the outstanding shares of SunGard common stock. Each of those representatives, as well as the Sponsors they are affiliated with, are sophisticated financial investors who are in the ordinary course of their businesses regularly involved in decisions relating to acquisitions and dispositions of portfolio company investments and often do not use financial advisors to assist in such decisions. In light of the foregoing facts, the members of the SunGard Board, in their decision to approve the merger agreement and the mergers, did not request that the SunGard Board’s financial advisors deliver a fairness opinion in the context of a sale of a non-publicly traded company substantially owned and held for more than ten years by the Sponsors and did not consider the absence of such an opinion as a potentially negative factor in light of each director’s financial acumen, familiarity with financial analyses, valuation and metrics, and knowledge of and familiarity with SunGard and the markets in which it operates. Given that the SunGard Board did not give consideration to the absence of a potential fairness opinion as a negative factor, FIS respectfully advises the Staff that FIS does not believe it would be appropriate to refer to the lack of receipt of a fairness opinion by the SunGard Board in the list of potentially negative factors beginning on page 55 of the Registration Statement.

Where You Can Find Additional Information, page 180

5.	On page 181, please list as a filing incorporated by reference your Current Report on Form 8-K dated and filed August 12, 2015.

In response to the Staff’s comment, the Registration Statement has been revised on page 182 to fix the typographical error with respect to the Current Report on Form 8-K dated and filed August 12, 2015.

* * * * *

Securities and Exchange Commission

October 9, 2015

If you have any questions, please do not hesitate to contact me at (212) 728-8088 or my partner Adam M. Turteltaub at telephone number (212) 728-8129.

Very truly yours,

/s/ Robert S. Rachofsky

Robert S. Rachofsky

Enclosures

cc: Marc M. Mayo, Fidelity National Information Services, Inc.